

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Ms. Christine M. Gorjanc
Chief Financial Officer
NETGEAR, Inc.
350 East Plumeria Drive
San Jose, California 95134

> **Re: NETGEAR, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 6, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 1, 2014**
> **Form 8-K Filed July 24, 2014**
> **File No. 000-50350**

Dear Ms. Gorjanc:

We have reviewed your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 8. Income Taxes, page 81

1. We note on page 43 that you derived over 42% of your revenues internationally. Tell us why your international income before income taxes significantly declined during 2013 and accounted for only 2% of total income before income taxes.

Form 10-Q for the Quarter Ended March 30, 2014

5. Product Warranties, page 13

2.   Please tell us why your provision for warranty liability declined 13% compared to the prior period, despite a 19.1% increase in net revenues.

Form 10-Q for the Quarter Ended June 30, 2014

Service Provider, page 42

3.   Tell us what drove the 58.3% revenue growth at the Service Provider segment in the EMEA during the first quarter and why that growth was not sustained during the second quarter.

Form 8-K filed July 24, 2014
Netgear® Reports Second Quarter Results

4.   It appears that you give undue prominence to your non-GAAP measures for Gross Margin and Operating Margin in the body of your press release since you do not report the comparable GAAP measures. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director